Exhibit 99.1

TFI International Reports on Shareholders’ Voting Results for the Election of Directors

Montreal, Quebec, April 26, 2023 – The Board of Directors of TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, held its Annual and Speical Meeting of shareholders earlier today. All candidates proposed as directors were duly elected to the Board of Directors of TFI International by a majority of the votes cast by shareholders represented by proxy at the Meeting, as follows:

NAME	FOR		AGAINST
	Number	%	Number	%
Leslie Abi-Karam	68,952,793	97.58	1,711,876	2.42
Alain Bédard	67,783,202	95.92	2,881,461	4.08
André Bérard	66,262,140	93.77	4,402,390	6.23
William T. England	68,404,666	96.80	2,260,004	3.20
Diane Giard	70,332,563	99.53	332,106	0.47
Debra Kelly-Ennis	70,329,047	99.53	335,622	0.47
Neil D. Manning	68,307,862	96.66	2,356,668	3.34
John Pratt	70,460,041	99.71	204,629	0.29
Joey Saputo	66,732,671	94.44	3,931,999	5.56
Rosemary Turner	70,160,208	99.29	504,461	0.71

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States and Canada through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•
Package and Courier;
•
Less-Than-Truckload;
•
Truckload;
•
Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com